Clear Street Derivatives LLC

SEC # 026-00231

Statement of Financial Condition

With Report of Independent Registered Public Accounting Firm

As of December 31, 2023

Filed as a PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934 and deemed PUBLIC in accordance with Regulation 1.10(g) under the Commodity Exchange Act.

Independent Auditor's Report

Managing Member
Clear Street Derivatives LLC

Opinion

We have audited the statement of financial condition of Clear Street Derivatives LLC (the Company) as of December 31, 2023, and the related notes to the statement of financial condition (collectively, the financial statement).

In our opinion, the accompanying financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statement section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statement

Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statement that are free from material misstatement, whether due to fraud or error.

In preparing the financial statement, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statement is issued or available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statement

Our objectives are to obtain reasonable assurance about whether the financial statement as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statement.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statement, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statement.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

RSM US LLP

New York, New York
March 1, 2024

Clear Street Derivatives LLC
Statement of Financial Condition
As of December 31, 2023
(amounts in thousands)

Assets

Cash and cash equivalents	$	3,050
Financial instruments owned, at fair value		287,349
Receivable from broker-dealers and clearing organizations		379
Other assets		12
Total Assets	**$**	**290,790**

Liabilities and Equity

Liabilities

Financial instruments sold, not yet purchased, at fair value	$	110,382
Payable to broker-dealers and clearing organizations		77,976
Payable to customers		54,219
Accounts payable and accrued liabilities		6,063
Total liabilities		248,640

Equity

Member's equity		42,150
Total Liabilities and Equity	**$**	**290,790**

Clear Street Derivatives LLC
Notes to Financial Statements
December 31, 2023

1. Organization and Description of Business

Clear Street Derivatives LLC, (the "Company"), is a limited liability company organized in the state of Delaware. The Company's sole member is Clear Holdings LLC ("Holdings").

The Company's operating agreement provides that the CEO has sole authority to carry out management responsibilities and control day-to-day management of the Company's operations, including distributions and admittance of new members. As a limited liability company, the member's liabilities are limited to amounts reflected in their capital account.

The Company, founded in 2022 and headquartered in New York, is a security-based swap dealer that has been registered with the U.S. Securities and Exchange Commission ("SEC") since September 29, 2023.

The Company does not effect transactions in cleared security-based swaps for or on behalf of customers. Accordingly, the Company claims an exemption from 17 C.F.R. § 240.18a-4 under the provisions of 17 C.F.R. § 240.18a-4(f).

2. Significant Accounting Policies

Basis of Presentation

The accompanying statement of financial condition has been prepared on the basis of accounting principles generally accepted in the United States of America ("U.S. GAAP") as set forth by the Financial Accounting Standards Board ("FASB") and its Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU"). The statement of financial condition is presented in U.S. dollars.

Use of Estimates

The preparation of statements of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of certain types of assets and liabilities and disclosure of contingent assets and liabilities at the reporting date and the reported amounts of revenues and expenses during the period. Actual results may differ from estimated amounts.

Recent Accounting Pronouncements

In November 2023, the FASB issued ASU No. 2023-07 ("ASU 2023-07"), Segment Reporting (Topic 280): *Improvements to Reportable Segment Disclosures* to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment costs. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, on a retrospective basis. Early adoption is permitted. The Company is currently evaluating the impact of this accounting standard update on its Statement of Financial Condition and related disclosures.

Clear Street Derivatives LLC
Notes to Financial Statements
December 31, 2023

Cash and Cash Equivalents

At December 31, 2023, the Company maintained cash in bank accounts that, at times, may exceed federally insured limits. The Company manages the risk by selecting financial institutions deemed highly creditworthy to minimize the risk.

Cash equivalents are defined as highly liquid investments with original maturities of three months or less when purchased. At December 31, 2023, the Company held $3.0 million in cash equivalents.

Receivable from and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from broker-dealers and clearing organizations may be restricted to the extent they serve as deposits for securities sold, not yet purchased. At December 31, 2023, Receivable from and Payable to broker-dealers and clearing organizations represented amounts due from and due to prime brokers in relation to the Company's security-based swap dealer activity.

Financial Instruments Owned Including Those Pledged as Collateral and Financial Instruments Sold, Not Yet Purchased

Financial instruments owned and Financial instruments sold, not yet purchased, relate to the Company's security-based swap activity, and include positive and negative replacement values related to open security-based swaps in listed equity securities, and listed equity securities entered into to hedge the market risk exposure related to open security-based swaps in listed equity securities.

The Company records financial instruments owned, including those pledged as collateral, and financial instruments sold, not yet purchased, at fair value.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or would be paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date. Fair value measurements are not adjusted for transaction costs. The recognition of discounts for large holdings (block discounts) of unrestricted financial instruments where quoted prices are readily and regularly available in an active market is prohibited. The Company categorizes its financial instruments into a three-level hierarchy which prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy level assigned to each financial instrument is based on the assessment of the transparency and reliability of the inputs used in the valuation of such financial instruments at the measurement date based on the lowest level of input that is significant to the fair value measurement. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurements).

Clear Street Derivatives LLC
Notes to Financial Statements
December 31, 2023

Financial instruments measured and reported at fair value are classified and disclosed in one of the following categories based on inputs:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2: Quoted prices in markets that are not active and financial instruments for which all significant inputs are observable, either directly or indirectly; or

Level 3: Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. When there is more than one input at different levels within the hierarchy, the fair value is determined based on the lowest level input that is significant to the fair value measurement in its entirety. Assessment of the significance of a particular input, to the fair value measurement in its entirety, requires substantial judgment and consideration of factors specific to the asset or liability. Level 3 inputs are inherently difficult to estimate. Changes to these inputs can have a significant impact on fair value measurements.

Transfers in or out of levels are recognized based on the beginning fair value of the year in which they occur. For the year ended December 31, 2023, there were no transfers between levels in the fair value hierarchy.

Derivative Instruments

Derivative instruments are used for trading purposes, including economic hedges of trading instruments, are carried at fair value, and include positive and negative replacement values related to open security-based swaps in listed equities. The Company presents its derivatives balances on a net-by-counterparty basis when the criteria for offsetting are met. Refer to Note 5, *Derivative Instruments*, for further information related to the Company's derivative holdings.

Income Taxes

The Company is a limited liability company and therefore no provision is made in this statements of financial condition for federal, state or local income taxes as such liabilities are the responsibility of the member.

Clear Street Derivatives LLC
Notes to Financial Statements
December 31, 2023

3. Fair Value

Financial Instruments Measured at Fair Value

The Company's financial instruments recorded at fair value have been categorized based upon a fair value hierarchy in accordance with accounting standards as described in Note 2, *Significant Accounting Policies*. Exchange-traded equity securities are valued based on quoted prices from the primary exchanges and are classified as Level 1 securities in the fair value hierarchy. Restricted equity securities are valued based on quoted prices from the primary exchanges and are classified as Level 2 securities in the fair value hierarchy. Security-based swaps are valued based on their replacement values, which in turn, are derived from the quoted prices of the underlying listed securities from the primary exchange and are classified as Level 2 financial instruments in the fair value hierarchy. Values for financial instruments other than those discussed above are estimated in good faith by the Company and are generally categorized as Level 3 in the fair value hierarchy. At December 31, 2023, the Company held no financial instruments whose values were estimated by the Company.

Fair value measurements for those items measured on a recurring basis are summarized below at December 31, 2023 (in thousands):

	Level 1	Level 2	Level 3	Total Fair Value
Assets				
Financial instruments owned				
Equities	$ 216,341	$ 1,248	$ -	$ 217,589
Security-based swaps	-	69,760	-	69,760
Financial instruments owned	$ 216,341	$ 71,008	$ -	$ 287,349
Liabilities				
Financial instruments sold, not yet purchased				
Equities	$ 75,626	$ -	$ -	$ 75,626
Security-based swaps	-	34,756	-	34,756
Financial instruments sold, not yet purchased	$ 75,626	$ 34,756	$ -	$ 110,382

Financial Instruments Not Measured at Fair Value

The table below presents the carrying value, fair value and fair value hierarchy category of certain financial instruments that are not measured at fair value on the Statement of Financial Condition. The table below excludes non-financial assets and liabilities. The carrying value of financial instruments not measured at fair value categorized in the fair value hierarchy as Level 1 and Level 2 approximates fair value due to the relatively short-term nature of the underlying assets.

Clear Street Derivatives LLC
Notes to Financial Statements
December 31, 2023

The table below summarizes financial assets and liabilities not carried at fair value at December 31, 2023. For the year ended December 31, 2023, there were no transfers between levels in the fair value hierarchy (in thousands).

	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Assets					
Cash and cash equivalents	$ 3,050	$ 3,050	$ 3,050	$ -	$ -
Receivable from broker-dealers and clearing organizations	379	379	-	379	-
Other assets	12	12	-	12	-
Total financial assets	$ 3,441	$ 3,441	$ 3,050	$ 391	$ -
Liabilities					
Payable to broker-dealers and clearing organizations	$ 77,976	$ 77,976	$ -	$ 77,976	$ -
Payable to customers	54,219	54,219	-	54,219	-
Accounts payable and accrued liabilities	6,063	6,063	-	6,063	-
Total financial liabilities	$ 138,258	$ 138,258	$ -	$ 138,258	$ -

4. Derivative Instruments

The Company does not have any derivative instruments designated as hedging instruments under ASC 815. The fair value of the Company's derivative instruments on a gross basis consisted of the following at December 31, 2023 (in thousands):

Derivative assets	Financial Statement caption	Fair Value	Notional Value
Security-based swaps	Financial instruments owned	69,760	276,244

Derivative Liabilities	Financial Statement caption	Fair Value	Notional Value
Security-based swaps	Financial instruments sold, not yet purchased	34,756	266,527

5. Risks and Uncertainties

Customer Activities

The Company's customer security-based swaps activities are transacted on a margin basis. In margin transactions, the Company extends credit to a customer, which is collateralized by cash in the customer's account, either held at the Company or at a qualified tri-party custodian. In connection with these activities, the Company executes customer transactions involving security-based swaps purchased and sold. The Company seeks to control risks associated with customer activities by requiring customers to maintain margin collateral in compliance with regulatory and internal guidelines. The Company monitors required margin levels daily, and pursuant to such guidelines, the Company requires the customer to deposit additional collateral or reduce positions, when necessary. Such transactions may expose the Company to significant off-balance-sheet risk if the collateral is not sufficient to cover losses which customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to liquidate the collateral at prevailing market prices in order to fulfill the customer's obligations.

Clear Street Derivatives LLC
Notes to Financial Statements
December 31, 2023

Market Risk

It is the Company's policy to hedge all its market risk exposure related to security-based swaps by purchasing or selling the corresponding underlying securities, and as such, is not subject to significant market risk, except for trading errors that may occur from time to time. The Company monitors its exposures daily to ensure no residual market risk between the open security-based swaps positions and the hedged securities positions exists.

Credit Risk

The Company accounts for current estimated credit losses (CECL) on financial assets and certain off-balance sheet items, including receivables from broker-dealers and clearing organizations and positive replacement values related to open security-based swaps transactions, in accordance with ASC 326-20, *Financial Instruments – Measurement of Credit Losses on Financial instruments* (ASC 326-20). ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet items as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts of future events.

ASC 326-20 provides the practical expedient for certain financial assets that are secured by collateral maintenance. This election may be made when the counterparty is contractually obligated to continue to fully replenish the collateral to meet the requirements of the contract and the Company reasonably expects the counterparty to continue to replenish the collateral.

Determination of eligibility of financial assets for the collateral maintenance expedient requires consideration of credit quality of the assets, and the related need for an allowance for credit losses based on several factors including (1) the daily revaluation of the underlying collateral used to secure the customer's borrowings and collateral, (2) the customer's continuing ability to meet additional collateral requests based on decreases in the fair value of the collateral, and (3) its right to collect the cash collateralizing the borrowings, if additional collateral requests are not met by the customer or the amounts borrowed are not returned on demand.

The Company evaluated the guidelines of ASC 326-20 and deemed the positive replacement values related to open security-based swaps to meet the eligibility requirements for the elective practical expedient. The Company also deemed the credit risk of organizations with which it entered into clearing agreements, relating to Receivables from broker-dealers and clearing organizations, to be materially low, and the establishment of a reserve account for CECL to be unnecessary at December 31, 2023.

Litigation

The nature of the Company's business subjects it to claims, lawsuits and regulatory examinations and other proceedings in the ordinary course of business. At December 31, 2023, there were no unasserted claims or assessments that management is aware of or legal counsel has advised are probable of assertion and which must be disclosed. In the opinion of

management, the ultimate outcome of all matters will not have a material impact on the Company's financial condition.

6. Related Party Transactions

The Company may engage in transactions in the ordinary course of business with related parties.

The Company has an intercompany service agreement with Holdings under which Holdings, on behalf of itself and its affiliates, provides payroll, technology and administrative services.

In addition, the Company reimburses or is reimbursed by Clear Street Management LLC ("CS Management"), a member of Holdings, for direct cost paid by or credited to CS Management on behalf of the Company.

At December 31, 2023, the Company had no payable to or receivable from Holdings and a $4.3 million payable to CS Management which is included in Accounts payable and accrued liabilities on the Statement of Financial Condition.

In the ordinary course of business, the Company enters into security-based swaps with Clear Street Investments LLC ("CS Investments"), an affiliate under common control. At December 31, 2023, the Company had a $11.5 million payable related to cash collateral posted by CS Investments, and one open security-based swap position with a positive net replacement value of $5.0 million.

The Company clears a portion of its business through Clear Street LLC ("CS LLC"), an affiliate under common control, on a fully disclosed basis. At December 31, 2023, included in Payable to broker-dealers and clearing organizations was a $78.0 million payable to CS LLC.

7. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("Securities Exchange Act of 1934 Rule 18a-1"), which requires the maintenance of minimum net capital. The Company is required to maintain a minimum net capital (as defined) equal to the greater of $20,000,000 or two percent of the risk margin amount (as defined). These regulations. These regulations also prohibit a security-based swap dealer from paying cash dividends, making loans to its parent, affiliates or employees, or otherwise entering into transactions, which, if executed, would result in a reduction of its total net capital to less than 120% of its minimum required capital. Moreover, security-based swap dealers are required to notify the SEC prior to paying cash dividends, making loans to its parent, affiliates or employees, or otherwise entering into transactions, which, if executed, would result in a reduction of 30% or more of its excess net capital (net capital less the minimum requirement). The SEC has the ability to prohibit or restrict such transactions if the result is detrimental to the integrity of the broker-dealer. At December 31, 2023, the Company had net capital of $42.1 million which was $22.1 million in excess of its required net capital of $20,000,000.

Clear Street Derivatives LLC
Notes to Financial Statements
December 31, 2023

8. Subsequent Events

The Company has evaluated its subsequent events disclosures through March 1, 2024, the date that the Company's statement of financial condition was issued and has determined that there have been no events that would have a material impact on this statement of financial condition as of December 31, 2023.